CUSIP No. 23666P 101

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Daré Bioscience, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23666P 101

(CUSIP Number)

Sabrina Martucci Johnson
3655 Nobel Drive, Suite 260
San Diego, CA 92122
(858) 926-7655

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)    Page 1

CUSIP No. 23666P 101

1.	Names of Reporting Persons

Sabrina Martucci Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 1,094,937 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 1,094,937 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,094,937 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 4.5% (3)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 23666P 101

(1)
This Amendment No. 2 to Schedule 13D is filed by Sabrina Martucci Johnson, the Vincent S. Johnson and Sabrina M. Johnson Family Trust Dated February 14, 2005 (the “Trust”), and Vincent S. Johnson. Ms. Johnson, the Trust, and Mr. Johnson are collectively referred to as the “Reporting Persons.” The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

(2)
Consists of 962,062 shares of Common Stock held by the Trust and 132,875 shares of Common Stock subject to options held by Ms. Johnson that are exercisable or exercisable within 60 days of February 21, 2020. Ms. Johnson and Mr. Johnson serve as co-trustees of the Trust, and together hold, and each individually holds, sole voting and dispositive power over the shares held by the Trust. Ms. Johnson and Mr. Johnson disclaim beneficial ownership as to the securities held by the Trust, except to the extent of their pecuniary interests therein.

(3)
Percentage of class calculated based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020, plus 132,875 shares of Common Stock subject to options currently exercisable or exercisable within 60 days of the date of this filing held by Ms. Johnson.

CUSIP No. 23666P 101

1.	Names of Reporting Persons

Vincent S. Johnson and Sabrina M. Johnson Family Trust Dated February 14, 2005

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 962,062 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 962,062 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,062 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

CUSIP No. 23666P 101

(2)
Ms. Johnson and Mr. Johnson serve as co-trustees of the Trust, and together hold, and each individually holds, sole voting and dispositive power over the shares held by the Trust. Ms. Johnson and Mr. Johnson disclaim beneficial ownership as to the securities held by the Trust, except to the extent of their pecuniary interests therein.

(3)	Percentage of class calculated based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020.

CUSIP No. 23666P 101

1.	Names of Reporting Persons

Vincent S. Johnson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	_________
(b)	X (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 962,062 (2)
8. Shared Voting Power 0
9. Sole Dispositive Power 962,062 (2)
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 962,062 (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See

Instructions)	______

13.	Percent of Class Represented by Amount in Row (11) 3.9% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	The Reporting Persons expressly disclaim status as a “group” for purposes of this statement.

CUSIP No. 23666P 101

(2)
Ms. Johnson and Mr. Johnson serve as co-trustees of the Trust, and together hold, and each individually holds, sole voting and dispositive power over the shares held by the Trust. Ms. Johnson and Mr. Johnson disclaim beneficial ownership as to the securities held by the Trust, except to the extent of their pecuniary interests therein.

(3)	Percentage of class calculated based on 24,513,675 shares of Common Stock outstanding as of January 31, 2020.

CUSIP No. 23666P 101

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the statement on Schedule 13D originally filed by the Reporting Persons with the United States Securities and Exchange Commission (the “SEC”) on July 28, 2017, as amended by Amendment No. 1 (the "Prior Amendment") thereto filed by the Reporting Persons with the SEC on April 15, 2019 (as heretofore amended, the “Schedule 13D”).
The Schedule 13D, and this Amendment No. 2, relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Daré Bioscience, Inc. (the “Issuer”) owned by the Reporting Persons. Except as specifically amended by this Amendment No. 2, items in the Schedule 13D are unchanged.
This Amendment No. 2 reports a decrease in the Reporting Persons’ percentage of beneficial ownership of the outstanding shares of Common Stock from the percentage of beneficial ownership reported in the Prior Amendment. Capitalized terms used herein that are not defined herein have the meanings ascribed to them in the Schedule 13D.
Item 3.        Source and Amount of Funds or Other Consideration
Item 3 of the Schedule 13D is hereby supplemented with:
In her capacity as president and chief executive officer of the Issuer, Ms. Johnson has been granted options to purchase up to 387,000 shares of Common Stock (the "Options") in connection with compensation arrangements with the Issuer, 132,875 of which shares are issuable upon options exercisable or exercisable within 60 days of February 21, 2020 (such shares, the "Option Shares" and such date, the "Amendment Date").
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby supplemented with:
Ms. Johnson acquired the Options in connection with the compensation arrangements for her services as the Issuer’s president and chief executive officer.
Other than as described in this Amendment No. 2 and the Schedule 13D, the Reporting Persons do not have any plan or proposal with respect to any action that would result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate specific plans or proposals with respect to, or to change each of their intentions regarding, any or all of the foregoing.
Item 5.        Interest in Securities of the Issuer
Paragraphs (a) and (b) of Item 5 of the Schedule 13D is hereby amended by replacing it in its entirety with:

(a)
As of the Amendment Date, Ms. Johnson may be deemed to beneficially own 1,094,937 shares of Common Stock (consisting of: (i) 962,062 shares owned by the Trust (the "Trust Shares"); and (ii) the Option Shares), representing 4.5% of the outstanding Common Stock as of January 31, 2020, based on 24,513,675 shares of Common Stock outstanding as of such date plus the Option Shares.

The Trust beneficially owns, and Mr. Johnson may be deemed to beneficially own, the Trust Shares, representing 3.9% of the outstanding Common Stock as of January 31, 2020, based on 24,513,675 shares of Common Stock outstanding as of such date.

CUSIP No. 23666P 101

(b)
Ms. Johnson and Mr. Johnson together hold, and each individually holds, sole voting and dispositive power over the Trust Shares, which are held by the Trust for the benefit of Ms. Johnson and Mr. Johnson. Ms. Johnson holds sole voting and dispositive power over the Option Shares.

CUSIP No. 23666P 101

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2020		/S/ SABRINA MARTUCCI JOHNSON Name: Sabrina Martucci Johnson

VINCENT S. JOHNSON AND SABRINA M. JOHNSON FAMILY TRUST DATED FEBRUARY 14, 2005
	By:	/S/ SABRINA MARTUCCI JOHNSON Name: Sabrina Martucci Johnson Title: Trustee

/S/ VINCENT S. JOHNSON Name: Vincent S. Johnson